# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: SunScout Holding Ltd, CIK 0002101240
CUSIP: G8589M106
Title of class of securities: Class A Ordinary Share, $0.0001 par Value
Address of issuer's principal executive offices: 112 KAIMANAWA STREET, Kelvin Grove, PALMERSTORN NORTH, New Zealand (Q2), 4414
Date of event which requires filing of this statement: 08/11/2026
Filed by CIK 0002148537
Persons authorized to receive notices and communications: Friedrich Edwin Cywinski, 126 Churcher Street, Feilding, New Zealand (Q2), 4702, 64272300946

## Reporting persons
- Cywinski Friedrich Edwin (CIK 0002148537): type of reporting person: other (OO); citizenship or place of organization: New Zealand (Q2); source of funds: other (OO); sole voting power 6,600,000; shared voting power 0; sole dispositive power 6,600,000; shared dispositive power 0; aggregate amount beneficially owned 6,600,000 (27.5% of the class)
  Comment: AE Equity Limited (the Reporting Person) is a business company with limited liability incorporated in the British Virgin Islands, which is wholly owned by Mr. Friedrich Edwin Cywinski, the Chief Executive Officer (CEO) of SunScout Holding Limited ("the Issuer"). Mr. Cywinski has shared voting and dispositive power over the 6,600,000 Class A common shares of $0.0001 par value (Class A Ordinary Shares) and 7,500,000 Class B ordinary shares of $0.0001 par value (Class B Ordinary Shares) of the Issuer held by the Reporting Person. Each of the Class A Ordinary Shares has one vote per share, while each of the Class B Ordinary Shares has twenty (20) votes per share. The Class B Ordinary Shares are not convertible into Class A Ordinary Shares, so they are not included in Rows 7-13.
- AE Equity Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: other (OO); sole voting power 6,600,000; shared voting power 0; sole dispositive power 6,600,000; shared dispositive power 0; aggregate amount beneficially owned 6,600,000 (27.5% of the class)
  Comment: AE Equity Limited (the Reporting Person) is a business company with limited liability incorporated in the British Virgin Islands, which is wholly owned by Mr. Friedrich Edwin Cywinski, the Chief Executive Officer (CEO) of SunScout Holding Limited ("the Issuer"). Mr. Cywinski has shared voting and dispositive power over the 6,600,000 Class A common shares of $0.0001 par value (Class A Ordinary Shares) and 7,500,000 Class B ordinary shares of $0.0001 par value (Class B Ordinary Shares) of the Issuer held by the Reporting Person. Each of the Class A Ordinary Shares has one vote per share, while each of the Class B Ordinary Shares has twenty (20) votes per share. The Class B Ordinary Shares are not convertible into Class A Ordinary Shares, so they are not included in Rows 7-13.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Share, $0.0001 par Value
Name of issuer: SunScout Holding Ltd
Address of issuer's principal executive offices: 112 KAIMANAWA STREET, Kelvin Grove, PALMERSTORN NORTH, New Zealand (Q2), 4414

## Item 2. Identity and Background
Name of person filing: Friedrich Edwin Cywinski
Residence or business address:
(b) 126 Churcher Street
Feilding, New Zealand
4702
Present principal occupation or employment:
Chief Executive Officer
SunScout Holding Limited
Criminal convictions in the last five years: During the last five years, neither (1) AE Equity Limited nor (2) Friedrich Edwin Cywinski has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors)
Civil proceedings (securities laws) in the last five years: During the last five years, neither (1) AE Equity Limited nor (2) Friedrich Edwin Cywinski has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
AE Equity Limited is a company incorporated in the British Virgin Islands
Friedrich Edwin Cywinski is a New Zealand Citizen

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Reporting Persons acquired the securities reported herein in the Issuer's reorganization, completed on January 9, 2026. Under a share transfer agreement dated November 14, 2025, Mr. Friedrich Edwin Cywinski transferred 46,875 ordinary shares of SunScout Limited, a New Zealand company, to the Issuer in satisfaction of AE Equity Limited's obligation of US$659,340 in respect of its 6,600,000 Class A Ordinary Shares and in consideration for the issue to it of 7,500,000 Class B Ordinary Shares. No borrowed funds were used, and neither Reporting Person purchased Class A Ordinary Shares in the Issuer's initial public offering.

## Item 4. Purpose of Transaction
Purpose of transaction: Any transaction described in this Item 4 is subject to the lock-up agreement described in Item 6, which restricts transfers of Class A Ordinary Shares and securities convertible into or exercisable or exchangeable for Class A Ordinary Shares until February 11, 2027, without the prior written consent of Dominari Securities LLC.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses of the Reporting Persons to Rows (7) through (13), including the footnotes thereto, of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5. The information outlined in Items 2, 3 and 4 above is hereby incorporated by reference. The aggregate number of ordinary shares beneficially owned by the Reporting Persons is 6,600,000 Class A Ordinary Shares and 7,500,000 Class B Ordinary Shares, representing 27.50% of the voting power of the Issuers' Class A shares, and 50% of the voting power of the Class B Shares. The percentage of beneficial ownership of the Reporting Persons is based on 23,100,000 Class A Ordinary Shares and 15,000,000 Class B Ordinary Shares of the Issuer. Each of the Class A Ordinary Shares has one vote per share, while each of the Class B Ordinary Shares has twenty (20) votes per share.
Number of shares as to which each person has sole or shared power to vote or dispose:
(i)AE Equity Limited
Sole Voting Power: 6,600,000 Class A Ordinary Shares and 7,500,000 Class B Ordinary Shares
Shared Voting Power:0.00
Sole Dispositive Power:6,600,000 Class A Ordinary Shares and 7,500,000 Class B Ordinary Shares
Shared Dispositive Power:0.00

(ii) Friedrich Edwin Cywinski
Sole Voting Power: 6,600,000 Class A Ordinary Shares and 7,500,000 Class B Ordinary Shares
Shared Voting Power:0.00
(iii) Sole Dispositive Power:6,600,000 Class A Ordinary Shares and 7,500,000 Class B Ordinary Shares
Shared Dispositive Power:0.00
Transactions in the class effected during the past sixty days: Other than pursuant to the transactions described in this Schedule 13D, the Reporting Persons have not engaged in any transactions in the class of securities reported on that were effected during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: Not Applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not Applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The Reporting Persons are party to a lock-up agreement with Dominari Securities LLC, as representative of the underwriters of the Issuer?s initial public offering (the Representative), under which, subject to certain exceptions, they may not offer, pledge, sell, lend or otherwise transfer or dispose of, directly or indirectly, any Class A Ordinary Shares or any securities convertible into or exercisable or exchangeable for Class A Ordinary Shares, or enter into any swap transferring the economic consequences of ownership of such securities, until February 11, 2027 without the Representative?s prior written consent. The foregoing is qualified by reference to the form of Lock-Up Agreement filed as Exhibit A to the Underwriting Agreement, furnished as Exhibit 10.1 to the Issuer?s Report on Form 6-K on August 14, 2026 and incorporated herein by reference. Except as described herein, the Reporting Persons have no contracts, arrangements, understandings or relationships with any person with respect to any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exh99 - Joint Filing Agreement
Ex99 - Lock-up Agreement

## Signatures
- Cywinski Friedrich Edwin: Friedrich Edwin Cywinski, Individual (08/18/2026)
- AE Equity Limited: Friedrich Edwin Cywinski, Chief Executive Officer (08/18/2026)